Issuer Free Writing Prospectus

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-206172

Concho Resources Inc.

Pricing Term Sheet

December 13, 2016

This Pricing Term Sheet supplements the information set forth in the Preliminary Prospectus Supplement, dated December 13, 2016, to the Prospectus dated August 6, 2015. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Concho Resources Inc.
Security Description:	4.375% Senior Notes due 2025
Distribution:	SEC Registered
Size:	$600,000,000
Maturity:	January 15, 2025
Coupon:	4.375%
Price:	100.000%
Yield to maturity:	4.375%
Interest Payment Dates:	January 15 and July 15, with next payment on July 15, 2017
Gross Proceeds:	$600,000,000
Net Proceeds to the Issuer (before expenses):	$593,250,000
Redemption Provisions:
First call date:	January 15, 2020
Make-whole call:	Before the first call date at a discount rate of Treasury plus 50 basis points
Redemption prices:	Commencing January 15, 2020:	103.281%
	Commencing January 15, 2021:	102.188%
	Commencing January 15, 2022:	101.094%
	Commencing January 15, 2023 and thereafter:	100.000%
Redemption with proceeds of equity offering:	Prior to January 15, 2020, up to 35% may be redeemed at 104.375%
Change of control:	Put at 101% of principal plus accrued interest
Trade date:	December 13, 2016
Settlement:	(T+10); December 28, 2016
Denominations:	$2,000 and integral multiples of $1,000
CUSIP/ISIN:	20605P AG6/US20605PAG63
Form of Offering:	SEC Registered (Registration No. 333-206172)

Joint book-running managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Senior co-managers:

Barclays Capital Inc.

BMO Capital Markets Corp.

Capital One Securities, Inc.

Citigroup Global Markets Inc.

ING Financial Markets LLC

Mitsubishi UFJ Securities (USA), Inc.

U.S. Bancorp Investments, Inc.

Junior co-managers:

BBVA Securities Inc.

CIBC World Markets Corp.

Comerica Securities, Inc.

Credit Suisse Securities (USA) LLC

DNB Markets, Inc.

KeyBanc Capital Markets Inc.

Natixis Securities Americas LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

BB&T Capital Markets, a division of BB&T

Securities, LLC

SunTrust Robinson Humphrey, Inc.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attention: Prospectus Department, or e-mail dg.prospectus_requests@baml.com, or via telephone at 1-800-294-1322; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or via telephone at (866) 803-9204; or Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, Minnesota 55402, Attention: WFS Customer Service, via telephone at (800) 645-3751, or by e-mailing wfscustomerservice@wellsfargo.com.